BP 3/9

09057972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~44934~~ 8-44934

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MS GLOBAL FINANCE, LLC
(Formerly MS Trade Finance, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue
(No. and Street)

New York,	NY	10110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken MacKay (212) 319-4829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1 SOUTH	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

MACKAY

I, Ken MaKay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MS Global Finance, LLC (Formerly MS Trade Finance, LLC), as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

K. L. Mackay

Signature

President

Title

Notary Public

AMI SASSON
Notary Public, State of New York
No. 01SA6118400
Qualified in New York County
Commission Expires Nov. 8, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MS GLOBAL FINANCE, LLC
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2008

MS GLOBAL FINANCE, LLC
AND SUBSIDIARY

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Member of
MS Global Finance, LLC and Subsidiary
New York, New York

We have audited the accompanying statement of financial condition of **MS Global Finance, LLC and Subsidiary** (the "Company"), as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MS Global Finance, LLC and Subsidiary**, as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLC

Iselin, New Jersey
February 24, 2009

MS GLOBAL FINANCE, LLC
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

	December 31, 2008
ASSETS	
Cash	$ 59,440
Receivables - other	3,233
Total assets	$ 62,673
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 30,883
Members' equity	31,790
Total liabilities and members' equity	$ 62,673

The accompanying notes are an integral part of these financial statements.

MS GLOBAL FINANCE, LLC
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31, 2008
Revenues	
Placement and service fees	$ 380,208
Other income	2,502
Total revenues	382,710
Expenses	
Officers' compensation	77,450
Payroll taxes	6,075
Travel and entertainment	27,417
Telephone	8,052
Rent	70,700
Consulting fees	169,225
Insurance	15,891
Office expense	3,354
Professional fees	45,859
Regulatory fee	2,538
Tickers and quotes	20,650
Other expenses	8,925
Total expenses	456,136
Net loss	$ (73,426)

The accompanying notes are an integral part of these financial statements.

MS GLOBAL FINANCE, LLC
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Year Ended December 31, 2008
Balance, January 1, 2008	$ 46,841
Contributions	58,375
Net loss	(73,426)
Balance, December 31, 2008	$ 31,790

The accompanying notes are an integral part of these financial statements.

MS GLOBAL FINANCE, LLC
AND SUBSIDIARY

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2008
Operating activities	
Net loss	$ (73,426)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in cash flows as a result of changes in assets and liability account balances:	
Receivables - other	23,830
Accounts payable and accrued expenses	21,140
Net cash used in operating activities	(28,456)
Cash flows from financing activities	
Contributions	58,375
Net change in cash and cash equivalents	29,919
Cash, Janaury 1, 2008	29,521
Cash, December 31, 2008	$ 59,440

Supplemental disclosure of cash flow information

During the year ended December 31, 2008, members' contributions included $48,375 in exchange for various expense sharing items

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

MS Global Finance, LLC (the "Company"), (formerly "MS Trade Finance, LLC") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority ("FINRA"). In July 2008 the Company formed MS Global Funding, LLC (the "Subsidiary") to engage in the financial services business. In addition, the Company opened a representative office in Ho Chi Minh City, Vietnam. The Company engages in a single line of business as a securities broker-dealer, primarily as an introducing broker soliciting and introducing buyers and sellers of trade finance paper and participation interests in trade finance paper. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i). The Company filed a Certificate of Amendment to change its name to MS Global Finance, LLC on November 14, 2007.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MS Global Finance, LLC and its subsidiary, MS Global Funding, LLC (both herein after referred to as the "Company"). All significant intercompany accounts and transactions have been eliminated.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Placement and Service Fees

Placement fees are recognized when earned and service fees are recognized on a month-to-month basis.

Income Taxes

The Company's net income or loss is reported on the member's personal income tax returns. Since the Company operates in New York City, the Company is subject to New York City Unincorporated Business taxes.

Translation of Foreign Currency

The Company's reporting currency is the United States Dollar. Cash denominated in foreign currencies are translated into United States Dollars at the period end exchange rates.

2. Net Capital Requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $28,346, which was $23,346 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.09 to 1.

3. Related Party Transactions

The Company is a party to an Expense Sharing Agreement with an affiliate (an entity partially controlled by the sole member of the Company). Under terms of this agreement, the affiliate pays all rent and other charges related to the premises, in addition to certain other expenses including telephone and insurance. The affiliate charged the Company $105,302 for such expenses during the year ended December 31, 2008.

4. Cash Concentration:

The Company maintains cash balances in banks which may exceed FDIC insured limits.

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
MS Global Finance, LLC and Subsidiary
New York, New York

Our report on our audit of the basic financial statements of **MS Global Finance, LLC and Subsidiary**, for the year ended December 31, 2008 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 24, 2009

MS GLOBAL FINANCE, LLC
AND SUBSIDIARY

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2008
Total members' equity	$ 31,790
Deduct non-allowable assets:	
Receivables - other	3,233
Foreign currency exchange	211
	3,444
Net capital	$ 28,346
Aggregate indebtness:	
Accounts payable and accrued expenses	$ 30,883
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6 2/3% of aggregate indebtness or $5,000 minimum dollar net capital)	$ 5,000
Excess net capital	$ 23,346
Percentage of aggregate indebtness to net capital	109%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17-a-5, Part IIA filing as of December 31, 2008.

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member
MS Global Finance, LLC and Subsidiary
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of **MS Global Finance, LLC and Subsidiary** (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 24, 2009